Exhibit 99.1

6701 Center Drive West, Suite 480

Los Angeles, CA 90045

www.versussystems.com

Versus Systems Launches HP OMEN Rewards in India, the UK, and Mexico

HP Rewards Users Can Now Win Real-World Prizes In Massive Global Markets

LOS ANGELES, July 28, 2021 -- Versus Systems Inc. (“Versus” or the “Company”) (Nasdaq: VS) today announced that it now powers HP’s (NYSE:HPQ) expansion of OMEN Rewards in India, the United Kingdom, and Mexico, following the success of OMEN Rewards and the OMEN Gaming Hub in the United States. OMEN Rewards is the result of a multi-year collaboration with Versus Systems that has integrated its patented Dynamic Regulatory Compliance prizing engine into HP’s OMEN Gaming Hub.

OMEN Rewards allows everyone running the OMEN Gaming Hub app to play their favorite games for real-world prizes, including gift cards, products and special offers. Since 2020, HP has included rewards software as a pre-installed feature in all OMEN and Pavilion Gaming desktops and laptops sold in the United States. As HP looks to grow its presence in India, the United Kingdom, and Mexico, and increase its market share in the gaming segment, Versus’s patented prizing platform brings more engaging interactive experiences to OMEN Rewards players who can play and win prizes.

“Versus is excited to broaden our partnership with HP and power the expansion of OMEN Rewards to players in India, the United Kingdom, and Mexico,” said Matthew Pierce, CEO of Versus Systems. “These are massive markets for entertainment and rewards - with hundreds of millions of internet-connected fans, players, and viewers that are eager to play, and stream, and watch and consume interactive content. We are proud to be a part of HP’s strategy to bring more engaging interactive experiences to players and viewers across the globe, as we look to leverage our gaming, interactive, and engagement expertise into new markets.”

About Versus Systems

Versus Systems Inc. has developed a proprietary prizing and promotions engine that allows publishers, developers, and creators of streaming media, live events, broadcast TV, games, apps, and other content to offer real world prizes inside their content. Audiences can choose from among the offered prizes and then complete in-game or in-app challenges to win the prizes.  The Versus platform can be integrated into streaming media, TV, mobile, console, and PC games, as well as mobile apps. For more information, please visit www.versussystems.com or visit the official Versus Systems Youtube channel.

Investor Contact:

Cody Slach and Sophie Pearson

Gateway Investor Relations

949-574-3860

IR@versussystems.com

or

press@versussystems.com

Disclaimer for Forward-Looking Information

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, are forward looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward looking statements. These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable law.